_______________________________________________________________

             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K     [   ] Form 20-F      [   ] Form 11-K
[   ] Form 10-Q     [   ] Form N-SAR     [ X ] Form 10-KSB
[   ] Form 10-QSB

For Period Ended:  December 31, 1999    SEC File Number:  000-27053
[   ] Transition Report on Form 10-K    CUSIP Number:     N/A
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:


__________________________________________________________________
PART I - REGISTRANT INFORMATION

  USARADIO.COM, INC.
__________________________________________________________________
 (Full Name of Registrant)

  2290 Springlake Road, Suite 107
__________________________________________________________________
(Address of Principal Executive Office)

  Dallas, Texas                      75234
__________________________________________________________________
(City and State)                   (Zip Code)

__________________________________________________________________
PART II - RULES 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without
              unreasonable effort or expense;
[ X ]     (b) The subject quarterly report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

__________________________________________________________________
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

   SEE ATTACHMENT III
__________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     J. David Washburn        214               761.4309
        (Name)             (Area Code)      (Telephone Number)
__________________________________________________________________

(2) Have all other periodic reports
    required under Section 13 or 15(d)
    of the Securities Exchange Act of
    1934 or Section 30 of the Investment
    Company Act of 1940 during the
    preceding 12 months been filed?       [  ]   Yes    [ X ]  No

If answer is no, identify reports:

The Registrant was required to file a Current Report on Form 8-K reporting (i) the change in its current fiscal year, (2)  the change in certifying accountants and (3) the acquisition of
certain assets by merger. This report is being prepared and
will be filed by the Registrant prior to the filing of the
10-KSB noted herein.
__________________________________________________________________

(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                             [ X ]   Yes    [  ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ATTACHMENT IV(3)

                     USA RADIO.COM, INC.
           ___________________________________________
           (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2000




                                   By:  /s/ MARLIN MADDOUX
                                      ---------------------------
                                   Name:   Marlin Maddoux
                                        -------------------------
                                   Title:  President and CEO
                                         ------------------------


                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-KSB
             FOR FISCAL YEAR ENDED DECEMBER 31, 1999

     The Registrant was unable to file on March 30, 2000, its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 ("Form 10-KSB") because the Registrant is awaiting information from various third parties which would enable it to properly and accurately complete the Form 10-KSB.

                             ATTACHMENT IV(3)
                                   TO
                      NOTIFICATION OF LATE FILING
                            OF FORM 10-KSB
               FOR FISCAL YEAR ENDED DECEMBER 31, 1999

     For the year ended December 31, 1999, the Registrant recorded a net loss of approximately $456,000, compared to a net loss of approximately $128,000 for the year ended December 31, 1998.